Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330 Direct
info@cannaeholdings.com
cannaeholdings.com

CORRESPONDENCE
VIA EDGAR

August 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li and Rufus Decker

Re:     Cannae Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-38300
Dear Ms. Li and Mr. Decker:
We are responding to the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 12, 2021 addressed to Cannae Holdings, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2020 (the “10-K”) and the Company’s initial response letter dated July 30, 2021 to certain comments of the Staff on the 10-K (the “Initial Response”) (attached as Exhibit A hereto for your convenience). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Initial Response.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.
1.    Based on your response to comment 1, we do not consider DNB, Optimal Blue, and AmeriLife to be “majority-owned subsidiaries” of the company for purposes of the 40% test. Therefore, please provide additional analysis explaining why the company believes it is not an investment company subject to regulation under the Investment Company Act of 1940. Such analysis should discuss:

• whether the company can rely on Rule 3a-1 under the 1940 Act, including whether it is a special situation investment company per Rule 3a-1(b) and its history of a high percentage of the company’s income coming from investment securities.
• whether the company’s externalized management structure and its payments of carried interest to the manager based on profits upon liquidity events indicate that the company intends to acquire securities of portfolio companies in order to profit from dispositions of those securities, rather than to actively engage in the companies’ business activities.
• disclosures in the company’s 10-K that appear to support the conclusion that the company acquires securities of portfolio companies in order to make a profit from selling them, e.g. references to the company’s “investments in entities and securities where [the company sees] the potential to achieve above market returns” and efforts “to achieve superior financial performance and maximize the value of [its] assets”.

In addition, please identify examples of other non-investment holding companies that utilize an externalized management structure and any examples that include a fee structure similar to the company’s management fee and profits interest arrangement based on carried interest related to liquidity events.

Response

Summary

The Company believes that DNB, Optimal Blue and AmeriLife are majority-owned subsidiaries for purposes of the Company’s 40% Test based on (a) the Company being able to elect at least 50% of the board of directors or similar body of these companies through the Governance Arrangements and (b) the Company’s active and continuous management of, and participation in, the businesses of DNB and Optimal Blue and its intent to do the same for AmeriLife.

The Staff has previously acknowledged the use of voting agreements for purposes of determining majority-owned subsidiary status where a company did not directly own all relevant voting securities, and a finding that DNB, Optimal Blue and AmeriLife are not majority-owned subsidiaries is inconsistent with the underlying policy behind that concept. In addition, the Company believes it is excepted from the definition of “investment company” and eligible for an order of the Commission excepting it from the definition of “investment company” under an analysis of the Tonopah Factors pursuant to Sections 3(b)(1) and 3(b)(2) of the Act, respectively.

Rule 3a-1 of the Act excepts a company from the definition of an “investment company” if, among other things, it passes the rule’s 45% asset and 45% income tests. As of December 31, 2020, the Company passes the 45% asset test due to its classification of DNB as a majority-owned subsidiary, but fails the 45% income test due to (i) its holdings in, and sales of, Ceridian shares and (ii) Covid-related and other losses experienced by its other controlled subsidiaries. The Company contends that an analysis of its revenues creates a more accurate depiction of its sources of cash than income derived from the gain in value, and disposition, of Ceridian shares. The Staff has suggested that, where a company has net losses, a more flexible Rule 3a-1 income analysis focusing on all income sources (as opposed to solely net income) is appropriate.

The Company is not a special situation investment company because of its historical practice of acquiring businesses and holding them for the long term. The Company has no pre-set time constraints dictating when it must sell a subsidiary and its purpose for securing control of companies is to hold and manage these businesses for an extended period. In this regard, the Company and its predecessor have owned Ceridian for 14 years.

The Company’s externalized management structure focuses on actively managing and operating its subsidiary companies. The Company consistently represents to the public that it “… is engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets.” Like all public companies, the Company seeks to maximize shareholder value. The Company’s Board decided to implement the externalized management structure for numerous strategic reasons, and the Company is not aware of any statute, regulation or SEC guidance that would indicate such structure results in investment company status. Additionally, the vast majority of the Manager’s duties under the MSA are operational/administrative in nature, and the Manager’s receipt of Profits Interest payments is designed to incentivize the Manager for creating value for the Company and its shareholders, not to encourage securities trading. Lastly, as detailed below, the Company notes that other public holding and operating companies have implemented similar externalized management structures.

As indicated above, the Company has consistently held itself out as a holding company engaged in actively managing and operating a group of companies. The Company does not believe the excerpts from its 10-K cited by the Staff undercut the conclusion that it is engaged primarily in non-investment activities. Rather, those statements are designed to exhibit the Company’s intent to increase profitability and take advantage of attractive market opportunities, when available. As detailed below, the Company notes that other public holding companies use language similar to that referenced by the Staff to describe their financial goals.

40% Test

The Company respectfully disagrees with the Staff’s assertion that DNB, Optimal Blue and AmeriLife are not majority-owned subsidiaries for purposes of the Company’s 40% Test. As explained in the Initial Response, the Governance Arrangements give the Company sole or joint designation rights over at least 50% of the governing board of each of DNB, Optimal Blue and AmeriLife.

The Act defines a “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which is a majority-owned subsidiary of such person. “Voting security” is defined as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. As noted in the Initial Response (see footnotes 7 and 9 and accompanying text of the Initial Response), the Staff has acknowledged the use of voting agreements for purposes of determining majority-owned subsidiary status where a company did not directly own all the relevant voting securities (and where, like the Company with respect to DNB, Optimal Blue and AmeriLife, the company owned less than 50% of the subsidiary’s equity capital).1 Furthermore, the definition of “majority-owned subsidiary” does not require sole ownership of the relevant voting securities. The Company believes that its co-equal rights to appoint at least 50% of directors through the Governance Arrangements should be treated as owning or holding the equivalent amount of voting securities because the result is the same; at least half of the total number of board seats cannot be filled without the Company’s approval.

Arguably, the Governance Arrangements give the Company superior control rights than if it simply owned 50% of the relevant subsidiaries’ voting securities outright. In that case, in theory the Company could cast its vote for directors but be blocked for each seat by the vote of the other 50%. Under the Governance Arrangements, as described in the Initial Response, the Company has sole designation rights over some seats/votes for Optimal Blue and AmeriLife and the equivalent of a 50% vote (i.e., co-equal affirmative/blocking rights) for the remaining covered seats/votes for those two companies as well as for all covered seats for DNB.

If three companies (A, B and C) each owns one-third of the voting securities of a fourth company (D), under the Act’s definition, D would not be a majority-owned subsidiary of A, B or C. If, through an agreement, B gave A its right to vote for directors, D would become a majority-owned subsidiary of A.2 If instead of granting A its proxy, B agreed with A that they will jointly vote together for D’s directors (thereby controlling two-thirds of D’s voting securities and exercising control over the election of D’s board), it follows that both A and B should be able to treat D as a majority-owned subsidiary. Otherwise, there would exist the anomalous situation where two owners with undisputed control over the management of D could not treat it as a majority-owned subsidiary.

Furthermore, the policy behind the “majority-owned subsidiary” concept in the 40% Test is to exclude from the Act’s coverage a holding company that operates its controlled subsidiaries’ businesses. “… [B]ecause the parent of a majority-owned subsidiary generally has the power to manage the subsidiary, the parent arguably expects profits, at least to some extent, from its management of the subsidiary rather than expecting profits as a passive investor.”3 The Company, by exercising its rights pursuant to the Governance Arrangements and its active and continuous management of, and participation in, the businesses of DNB and Optimal Blue and its intent to do the same for AmeriLife, is emphatically not a passive investor in those companies.

1 See, e.g., Pengrowth Energy Trust, SEC No-Action Letter (Jan. 27, 2000), Farley, Inc., SEC No-Action Letter (Apr. 15, 1988) and Raymond Industries Inc., 1940 Act Release No. 13213 (May 4, 1983) (Order) and 1940 Act Release No. 13139 (Apr. 5, 1983) (Notice). See also Dimensional Fund Advisors Inc., 1940 Act Release No. 21527 (Nov. 21, 1995) (Order) and 1940 Act Release No. 21452 (Oct. 25, 1995) (Notice), wherein the SEC granted an order under Section 2(a)(9) of the Act stating that an individual who owned 24.9% of the outstanding voting securities, and was a senior executive, of a registered investment adviser controlled (for purposes of Section 2(a)(9)) the adviser as a result of voting agreements requiring certain shareholders to vote their shares in the election of directors in favor of the individual and another senior executive (who owned 36.1% of the adviser) and such other persons as the two principals jointly designated. The voting agreements effectively required the two principals to act in concert to exercise their voting control and gave them joint control over approximately 85% of the vote in the election of directors of the adviser.
2 See footnote 1 above and footnote 7 of Initial Response.
3 Investment Company Determination Under the 1940 Act: Exemptions and Exceptions, Robert H. Rosenblum, 2nd ed. at p. 111 (“Rosenblum”).

To this end, the Company has worked extensively with DNB’s and Optimal Blue’s management teams to:

DNB

•Lead an investor group in the take-private transaction of DNB; install a new senior leadership team and execute on early strategic initiatives to reinvigorate DNB’s sales growth while expanding the company’s margins; implement a wide range of cost reduction initiatives designed to reduce labor inefficiencies within the organization as well as high cost professional fees and other non-personnel related spending, resulting in $93 million of annualized expense savings through the first quarter of 2019; and restructure DNB’s go-to-market sales strategy in order to drive improved sales efficiency and growth over the upcoming quarters (2019 Q1)
•Identify and eliminate expenses, recruit talented senior leadership, and reorganize DNB’s sales structure to improve the company’s profitability and accelerate organic revenue growth, including taking action on $153 million of annualized expenses, completing the reorganization of DNB’s sales structure and contract terms and completing the acquisition of Lattice Engines (2019 Q2)
•Transform DNB’s operations and culture, including nearly achieving the full year, $200 million expense reduction target in the 2019 third quarter and effecting a sales force reorganization (2019 Q3)
•(i) Realign DNB’s management and sales operations by (A) replacing 18 of 19 senior executives, (B) restructuring sales compensation plans and (C) reorganizing the sales organization to systematically track and monitor service metrics and key service performance indicators to more effectively assist clients, improve customer satisfaction and produce new sales and cross sales, (ii) strengthen core data assets while layering on more advanced analytical tools and capabilities, and achieve improved adjusted EBITDA margins and (iii) reduce cost structure and increase operating margins with the goal of removing $200 million of annualized expenses (2019 Q4)
•Assist with refinancing a large credit facility at more attractive terms and assist with response to Covid, including shift to a work-from-home model and sustaining high productivity levels; and acquire Orb Intelligence to provide DNB’s clients with best-in-industry data, analytical applications and technology (2020 Q1)
•Launch DNB’s initial public offering and continue to execute on DNB’s strategic initiatives in spite of a challenging macro-economic environment and the broader impact from Covid, including executing an additional $14 million in cost savings (2020 Q2)
•Realize synergies from Bisnode acquisition, including consolidation of 55 roles, with total cost saving efforts executed to generate $12 million in annualized savings (2021 Q1)
•Move DNB’s corporate headquarters from New Jersey to Florida (2021 Q2)

Optimal Blue

•Assist with integration of Optimal Blue; enhance Optimal Blue’s offerings through growth strategy focused on organizational expansion, investments in product development and maximizing returns through value-driven price adjustments (2020 Q3)
•Integrate Optimal Blue through mergers with complimentary companies (2020 Q4)
•Leverage existing infrastructure, scale and client relationships to develop a cutting-edge loan trading platform powered by Optimal Blue (2021 Q1)

AmeriLife

The Company acquired its interest in AmeriLife in March 2020. Since that time, it has actively exercised its rights pursuant to the AmeriLife Governance Arrangement by designating one manager to the AmeriLife board (who ultimately was not seated) and jointly appointing two others with another large investor. These two jointly appointed managers have worked extensively with AmeriLife’s management team to:

•Launch a long-term, multi-phased “Integration Approach” designed to accelerate a path to closing new partnerships, enhancing distribution effectiveness and increasing cross-company synergies (2020 Q3)

•Institute significant organizational enhancements via increased hiring (2021 Q1)
•Realign the distribution support model to create more consistent reporting, increase strategic expertise and accommodate a growing pool of affiliates (2021 Q2)
•Institute numerous programs to achieve aggressive Annual Enrollment Period objectives including: creating new avenues for affiliate engagement, onboarding additional call centers to drive enrollments and diversify distribution, launching new product features (MyMedicareBot) to enrich its value proposition and enhancing tracking and reporting of affiliates (2021 Q3)
To date, the Company has been less involved in day-to-day management of AmeriLife than for DNB and Optimal Blue. However, the Company is in the process of appointing its sole designee to the AmeriLife board. Once that appointment is made, the Company fully expects to take as active a role in the AmeriLife business as it has for DNB and Optimal Blue.

Section 3(b) Exceptions

As detailed in the Initial Response, even if the Company were deemed an investment company under the 40% Test, it believes an analysis of the Tonopah Factors leads to the conclusion that it is excepted from the definition of “investment company” pursuant to the 3(b)(1) Exemption, and also believes it is eligible for an order of the Commission excepting it from the definition of “investment company” under Section 3(b)(2) of the Act. In connection with its analysis under Section 3(b) (and also relevant to the discussion of whether the Governance Arrangements result in DNB, Optimal Blue and AmeriLife being majority-owned subsidiaries), the Company notes that in its consideration of applications pursuant to Section 3(b)(2), the Commission and Staff have concluded that shared voting arrangements similar to the Governance Arrangements can confer “control” status to the holders of the shared voting rights even if such holder owns less than 50% of the applicable voting securities.4

Rule 3a-1

Notwithstanding Section 3(a)(1)(C) of the Act, Rule 3a-1 excepts an issuer (which is not an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) and is not a special situation investment company5) from the definition of “investment company” if no more than 45% of the value of its total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: (i) Government securities; (ii) securities issued by employees’ securities companies; (iii) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or 3(c)(1) of the Act) which are not investment companies; and (iv) securities issued by companies: (A) which are controlled primarily6 by such issuer; (B) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (C) which are not investment companies. The percentages described above are determined on an unconsolidated basis, except that the issuer must consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

As of December 31, 2020, the Company passed the rule’s 45% asset test because, as detailed in the Initial Response and above, it believes DNB, Optimal Blue and AmeriLife are majority-owned subsidiaries. If, however, DNB was not a majority-owned subsidiary under the Act, the Company would not pass the 45% asset test as of that date
4 See Consolidated TVX Mining Corp., 1940 Act Release No. 17902 (Dec. 11, 1990) (Order) and 1940 Act Release No. 17853 (Nov. 13, 1990) (Notice) (applicant controlled certain entities as a result of joint venture agreements, shareholder agreements and informal arrangements); GW Utilities Ltd., 1940 Act Release No. 16446 (June 22, 1988) (Order) and 1940 Act Release No. 16415 (May 27, 1988) (Notice) (applicant, which owned 40.8% of a company, jointly controlled the company with another major shareholder); and Yahoo! Inc., 1940 Act Release No. 24494 (June 13, 2000) (Order) and 1940 Act Release No. 24459 (May 18, 2000) (Notice) (company that owned 34% of, and played a significant management and operational role in, a joint venture, controlled that joint venture even though another company owned 51%).
5 Special situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities and are considered to be investment companies for purposes of the Act. See Certain Prima Facie Investment Companies, 1940 Act Release No. 10937 (Nov. 13, 1979) (the “3a-1 Proposing Release”).
6 The Staff has stated that a company is not “controlled primarily” by an issuer within the meaning of the rule unless the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and the degree of the issuer’s control is greater than that of any other person. The determination of whether an issuer‘s control is greater than that of any other person is one of fact. Health Communications Services, Inc., SEC No-Action Letter (April 26, 1985).

because, as a result of the shared voting provisions of the DNB Governance Arrangement, while the Company may control (for purposes of Section 2(a)(9) of the Act) DNB, it does not “primarily” control it for purposes of the rule.

In addition, as detailed in the Initial Response, for the year ended December 31, 2020 the Company did not pass the rule’s 45% income test as a result of (i) the large amount of recognized but unrealized gains from the Company’s holdings in Ceridian, which pursuant to GAAP are recorded in the Company’s financial statements on a mark-to-market basis, and (ii) the recognized gains from sales of Ceridian stock. However, the Company believes that this large amount of “bad” income is the anomalous result of its very successful Ceridian investment combined with the Covid-related and other losses suffered by many of the Company’s controlled businesses, and is not indicative of investment company status.

The Company considered Ceridian a majority-owned subsidiary at the time of the Split-Off but it ceased to be so in 2019 as a result of sales by the Company and other investors who were parties to a voting agreement that gave the Company shared control over the Ceridian board if the parties held certain percentages of outstanding Ceridian common stock. Forcing a “fire sale” of this valuable investment to satisfy certain of the Act’s asset or income tests would penalize the Company’s shareholders and not further the policies underlying the Act.

The Company’s controlled businesses earn substantial revenue, even if much of it has been recently offset by losses. For the year ended December 31, 2020 and the six months ended June 30, 2021, revenues (in $000,000’s) for various controlled businesses were as follows:

                        12/31/20                6/30/21

Restaurant Business                  559.77                 357.2
DNB                     1,738.1                1,025.4
Optimal Blue                      45.48                 85.9
AmeriLife                      171.39                  280.310

As illustrated above, the Company’s controlled operating businesses earn substantial revenues, and the Company believes these results give a more accurate picture of the source of its cash from operations than income derived from the gain in value, and disposition, of Ceridian shares. As referenced in the Initial Response, “… the Commission has issued such orders [under Section 3(b)(2)] when the high level of income derived from investment securities is at least in part the result of accounting standards and other financial measures tend to indicate that the company nonetheless is primarily engaged in a noninvestment company business.”11 In addition, the Staff has suggested that where a company has net losses, the Rule 3a-1 income test requires a flexible analysis of the sources of all income, not just a focus on net income.12

The Company is not a Special Situation Investment Company

Special situation investment companies secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. The Company, however, generally seeks to secure control of other companies to hold and manage their businesses for the long-term.

7 Restaurant Business revenue for the year ended December 31, 2019 was $1.0433 billion. The 2020 results show the significant negative effect of Covid.
8 From the acquisition by the Company in September 2020.
9 From the acquisition by the Company in March 2020.
10 For the six months ended March 31, 2021.
11 See Rosenblum at p. 162 and Initial Response footnote 19 and accompanying text.
12 “[W]e believe that the Commission’s intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income. The mere existence of a net loss does not eliminate the importance of determining whether a company’s activities are primarily related to investing in securities or operating a business.” DRX, Inc., SEC No-Action Letter (June 28, 1988).

Since the Split-Off in November 2017, the Company has closed five material acquisitions (excluding SPAC investments), of which four (including DNB, Optimal Blue and AmeriLife) are considered majority-owned subsidiaries. None of these companies have been sold, although the Company did dispose of approximately 11% of its DNB interest in 2021 in order to address concentration concerns raised by investors and to enhance liquidity.

In addition, of the seven controlled and non-controlled primary assets held by the Company at the time of the Split-Off, only one relatively small investment has been completely sold, and it was held for approximately five years.13 Another non-material subsidiary that has been held since 2010 is in the process of being sold. The Company has no present intention to dispose of any of its significant, controlled assets.

The Company acquired an indirect minority interest in CoreLogic, Inc. (“CoreLogic”), a publicly-traded global property information, analytics, data-enabled software platforms and services provider, in 2019, with the intent to eventually acquire a controlling position. However, after CoreLogic refused to discuss the Company’s offer to acquire it and instead accepted a substantially higher bid from another buyer, the Company sold its CoreLogic stake in 2020 and 2021.14 This was the only example since its formation of the Company taking a short-term minority position in an asset, and it was done with the original intent of acquiring control.

In light of its history of acquiring businesses and holding them for the long-term, the Company is not a special situation investment company. Unlike many investment companies, the Company has no pre-set time constraints dictating when it must sell a subsidiary. To the Company’s knowledge, neither the Staff nor the Commission has articulated any specific holding periods or other metrics that can be used to determine whether a holding company that sells subsidiaries has become a special situation investment company, and obviously non-investment holding companies buy and sell subsidiaries all the time.15 The key distinction between a holding company that may buy and sell subsidiaries and a special situation investment company is that “… a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business.”16 The Company submits that is precisely what it does, as evidenced by the examples of management activities described above.

Externally Managed Structure

The Company’s externalized management structure and its payments of carried interest to the Manager based on profits upon liquidity events do not indicate that the Company intends to acquire securities of portfolio companies in order to profit from dispositions of those securities rather than to actively engage in the companies’ business activities.

While an externalized management structure is common for investment funds and other “orthodox” investment companies, the Company is not aware of any statute, regulation or SEC guidance that would indicate such a
13 As described in the Initial Response, Ceridian was originally acquired in 2007 and the Company has disposed of some of its shares therein over the past four years. In addition, another portfolio company owned by the Company prior to the Split-Off merged with a third party in 2019; the Company retains an approximate 23% interest in the acquirer. Finally, in the second quarter of 2021 the Company initiated plans to sell a small segment of the Restaurant Business that had been performing poorly and is not material to the Company’s business.
14 See Schedule 13D filed on June 30, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000091412120002308/se55064026-sc13d.htm) and amendments thereto filed on August 31, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520236308/d10046dsc13da.htm), September 14, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520245241/d54003dsc13da.htm), November 24, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520301902/d37674dsc13da.htm), December 2, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520308472/d88999dsc13da.htm), December 16, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520319037/d73775dsc13da.htm), December 21, 2020 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312520323106/d12564dsc13da.htm), January 6, 2021 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312521003328/d107083dsc13da.htm), January 11, 2021 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312521006350/d120188dsc13da.htm) and February 4, 2021 (https://www.sec.gov/Archives/edgar/data/0000036047/000119312521028917/d900831dsc13da.htm).The appreciation in value of CoreLogic stock resulting from the competing bids, and the gains from the Company’s sales of that appreciated stock, resulted in significant amounts of “bad” income similar to that derived from the Company’s Ceridian investment.
15 “In the ordinary course of business, holding companies and other companies that operate businesses through subsidiaries do sell existing subsidiaries and acquire new ones. The new subsidiaries may engage in the same or different businesses as those in which the company and its existing subsidiaries already are engaged. Companies that engage in these activities for valid business reasons generally are not, and have not been treated as, special situation investment companies.” Rosenblum at p. 600.
16 3a-1 Proposing Release at footnote 19.

structure, in and of itself, results in investment company status. The Company’s Board decided to implement the Externalization in order to, among other things, increase competitive positioning relative to the Company’s peers, incentivize and retain the management team, attract new executives and employees and improve tax efficiency for both the Company and management. Furthermore, the Company believes the Externalization better aligns its incentive compensation structure with creating shareholder value and provides meaningful shareholder protection, as compared to the Company’s prior incentive plan, by including both a high water mark and a hurdle rate threshold prior to an incentive fee being earned.17 None of the goals of the Externalization were connected to (or designed to reflect or encourage) investment company behavior.

As noted in the Initial Response, the vast majority of the Manager’s duties under the MSA are operational/administrative in nature rather than focused on investment activities.18 This reflects the fact that the Company’s primary activity is managing the businesses of its subsidiaries, not buying and selling securities. While the Management Fee is based on a percentage of the Company’s cost of invested capital, this is merely a metric to capture the “size” of the Company’s subsidiaries for which the Manager provides management services and is not intended to mirror an investment advisory or similar fee charged by advisers to securities portfolios. To that end, the Management Fee rate does not fluctuate with changes in market value of the subsidiaries.

Furthermore, the Profits Interest does not indicate that the Company intends to acquire securities of portfolio companies in order to profit from dispositions of those securities rather than to actively engage in the companies’ business activities. As mentioned above, the Profits Interest was designed to incentivize the Manager for creating value for the Company and its shareholders. Notably, the Manager only receives a Profits Interest payment when the Company realizes value exceeding the hurdle rate and therefore aligns the interests of management, the Company and shareholders. The Company and Manager could have linked the incentive payment to, for example, income measures such as EBITDA. However, doing so could mean that the Manager profits even though the Company and its shareholders do not necessarily realize gains.

The Company acknowledges that the Profits Interest could be seen to incentivize the short-term buying and selling of portfolio companies. However, the Company has not, and does not intend to, engage in this behavior. Unlike a hedge or private equity fund, the Company is not in the securities trading business. It is a long-term investor in, and operator of, its subsidiaries’ businesses. Notably, of the 16 material portfolio companies owned by the Company since the Split-Off, only two (including CoreLogic) have been fully disposed of.19

To date, the Manager has only received material Profits Interest payments with respect to two investments: (i) approximately $20.3 million from the sale of approximately 11% of the Company’s interest in DNB in order to respond to investor concerns that the interest in DNB made up too large a percentage of the Company’s balance sheet and to raise cash; and (ii) approximately $27.5 million from the sale of the Company’s position in CoreLogic as a result of CoreLogic rejecting the Company’s takeover bid.20 Both payments were the result of unusual circumstances. In the case of DNB, concentration concerns led to the sale, but this in no way diminished the Company’s ongoing active role in the management of DNB or its rights under the DNB Governance Arrangement. And with respect to CoreLogic, the attempt at a “hostile” acquisition (the only such transaction the Company has attempted) failed, requiring the Company to sell. The Company notes that as of the date of this letter it is not contemplating any material asset dispositions, although of course it reserves the right to do so should market conditions change or attractive opportunities that would benefit shareholders arise.

17 See August 27, 2019 press release at https://www.sec.gov/Archives/edgar/data/0001704720/000170472019000041/trasimenepressrelease.htm.
18 See Initial Response footnote 20 and accompanying text.
19 As mentioned elsewhere, the Company (i) has also sold portions of its stakes in Ceridian and DNB to raise cash and reduce concentration risk, as well as a small segment of the Restaurant Business, (ii) is in the process of selling another small asset and (iii) sold a portfolio company but retained an approximate 23% interest in the acquirer.
20 The Manager also received Profits Interest payments totaling approximately $85,000 with respect to the sale of interests in an investment fund. In addition, a Profits Interest payment related to another non-material disposition was not payable (and therefore eliminated) as a result of the high water mark calculation.

Other Externally Managed Holding Companies

Compass Diversified Holdings (“CODI”), a publicly-traded company that acquires and manages a group of small and middle-market businesses headquartered in North America, utilizes an external management structure similar to the Company. Like the Manager, CODI’s manager is a registered investment adviser and is paid a quarterly management fee (in CODI’s case, based on adjusted net assets). In addition, certain persons who are employees and partners of CODI’s manager receive a profit allocation of 20%, subject to certain hurdles. More information regarding CODI and its management structure can be found in its Form 10-K for the fiscal year ended December 31, 2020 at https://www.sec.gov/ix?doc=/Archives/edgar/data/1345126/000134512621000007/codi-20201231.htm (“CODI 10-K”).

Steel Partners Holding L.P. (“SPLP”), a publicly-traded, diversified global holding company that owns and operates businesses and has significant interests in various companies, also has an external management structure.
SPLP’s manager receives a management fee based on total capital, and SPLP may issue to the manager partnership profits interests in the form of incentive units upon the attainment of certain specified performance goals by SPLP. More information regarding SPLP and its management structure can be found in its Form 10-K for the fiscal year ended December 31, 2020 at https://www.sec.gov/ix?doc=/Archives/edgar/data/1452857/000145285721000010/splp-20201231.htm (“SPLP 10-K”).

Additionally, while not a holding company, Take-Two Interactive Software, Inc., a leading developer, publisher and marketer of interactive entertainment, uses an external management structure. In return for business, financial and operational services, the manager receives an annual management fee and cash bonus as well as equity awards based on financial performance. More information can be found in the company’s Form 10-K for the fiscal year ended March 31, 2021 at https://www.sec.gov/ix?doc=/Archives/edgar/data/946581/000162828021010627/ttwo-20210331.htm.

As evidenced by the above examples, non-investment holding and operating companies utilize external management structures similar to the Company’s.

Public Representations of Policy

As detailed in the Initial Response, the Company believes it has consistently held itself out as a holding company engaged in actively managing and operating a group of companies and investments.21 The Company does not believe that the statements highlighted by the Staff in its comment above (i.e., references to the Company’s “investments in entities and securities where [the Company sees] the potential to achieve above market returns” and efforts “to achieve superior financial performance and maximize the value of [its] assets”) undercut the assertion that the Company is engaged primarily in a non-investment company business.

The Company respectfully asserts that the first reference has been taken out of context. The full paragraph from page 4 of the 10-K is:

In the future, we may seek to sell certain investments or other assets to increase our liquidity. Further, we may make acquisitions in lines of business that are not directly tied to, or synergistic with, our current operating segments. In the past we have obtained majority and minority investments in entities and securities where we see the potential to achieve above market returns.

This statement is meant to alert current and potential public shareholders that the Company, like any other for-profit entity, may take advantage of attractive market opportunities. It does not imply that the Company’s primary business is buying and selling securities; rather, it is designed to disclose the fact that the Company will be flexible in its operations. Furthermore, the reference to “above market returns” is not meant to convey a focus on gains from
21 See Initial Response footnotes 14-16 and accompanying text.

trading securities, but on long-term investments that have the capacity to increase the Company’s profitability through operations and, hopefully, its stock price, thereby creating value for public shareholders.
Similarly, the full sentence regarding maximizing value from page 1 of the 10-K is as follows:

We are engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets.

Achieving superior financial performance and maximizing asset value is inextricably bound with actively managing and operating the subsidiary businesses. Through the Company’s managerial efforts, the controlled businesses will increase in profitability and, therefore, value. This is no different than the goal of any holding company.

The Company notes that other (non-investment) public holding companies use language similar to that referenced by the Staff to describe their financial goals. For example:

CODI

“Our disciplined approach to our target markets provides opportunities to methodically purchase attractive businesses at values that are accretive to our shareholders.” (CODI 10-K, p. 6)

“Our management strategy involves the proactive financial and operational management of the businesses we own in order to increase cash flows and shareholder value.” (CODI 10-K, p. 12)

“In addition to acquiring businesses, we sell those businesses that we own from time to time when attractive opportunities arise that outweigh the future growth and value that we believe those businesses can attain consistent with our long-term investment strategy. As such, our decision to sell a business is based on our belief that doing so will increase shareholder value to a greater extent than through our continued ownership of that business.” (CODI 10-K, p. 13)

SPLP

“We work with our businesses to increase corporate value over the long term for all stakeholders by implementing our unique strategy…. From its founding in 1990, the Manager and its affiliates have focused on increasing value for investors in the businesses it has managed.” (SPLP 10-K, p. 4)

“We continuously evaluate the retention and disposition of existing operations, as well as investigate possible strategic acquisitions. We continue to focus on simplifying our organizational structure and improving our free cash flow and our returns on invested capital.” (SPLP 10-K, p. 6)

Honeywell International Inc.

“Our businesses are focused on the following objectives…Executing disciplined portfolio management through rigorous merger and acquisition, divestiture, and integration processes to deliver growth and shareholder value….” (Form 10-K for fiscal year ended December 31, 2020 at p. 4, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000773840/000077384021000015/hon-20201231.htm)

3M Company

“The strength and stability of 3M’s business model and strong free cash flow capability, together with proven capital markets access, provides financial flexibility and enables the Company to invest through business cycles. Investing in 3M’s business to drive organic growth and deliver strong returns on invested capital remains the first priority for capital deployment. This includes research and development, capital expenditures, and commercialization capability. Organic investments will be supplemented by complementary acquisitions. The Company also continues to actively manage its portfolio to maximize value for shareholders.” (Form 10-K for fiscal year ended December 31, 2020 at p. 44, https://www.sec.gov/ix?doc=/Archives/edgar/data/66740/000155837021000737/mmm-20201231x10k.htm)

**********
If you should have any additional comments or questions, the Company would appreciate the opportunity to discuss this issue with the Staff.

Sincerely,

Cannae Holdings, Inc.
/s/ Bryan D. Coy,
Chief Financial Officer

Exhibit A - Initial Response
VIA EDGAR

July 30, 2021

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li and Rufus Decker

Re:     Cannae Holdings, Inc.
    Form 10-K For Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    Form 10-Q For Fiscal Quarter Ended March 31, 2021
    Filed May 10, 2021
    File No. 001-38300

Dear Ms. Li and Mr. Decker:
We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2021 (the “Comment Letter”) addressed to Cannae Holdings, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2020 (the “10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 31, 2021 (the “10-Q”).
In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.
1.Please provide a detailed legal analysis explaining why the registrant believes it is not an investment company under the Investment Company Act of 1940. Such analysis should include a discussion as to whether the registrant believes it is compliant with the 40% test set forth in section 3(a)(1)(C) of the 1940 Act. It should also address the registrant’s management structure and payments to the manager, which appear to resemble those associated with investment funds. In your response, please provide sufficient information to assess your analysis. Please note that we will refer your response to the Division of Investment Management for further review.
The following is the Company’s analysis of the status of the Company and its subsidiaries (collectively, the “Group”) under the Investment Company Act of 1940, as amended (the “Act”). As described more fully below, based on the value22 of the Group’s assets as of December 31, 2020 and June 30, 2021, as well as the nature of the Company’s operations, the Company is not an investment company under the Act.
22 For purposes of this response, all asset values have been calculated in accordance with the requirements of the Act, and therefore may differ from values reported in the Company’s financial statements prepared in accordance with generally accepted accounting principles (“GAAP”).

Description of the Group
Overview
The Company is primarily engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets. The Company seeks to take meaningful long-term equity ownership stakes where it has an ability to control or significantly influence quality companies that are well positioned in their respective industries, run by best-in-class management teams and that operate in industries that have attractive organic and acquired growth opportunities.
William P. Foley, II, the Company’s founder, serves as its Chairman and leads the management team. Richard N. Massey is the Company’s chief executive officer and a director. The Company’s management team has a proven track record of growing industry-leading companies and team members actively interact with and support management of portfolio companies, directly or through the Company’s board of directors (the “Board”), to ultimately provide value for shareholders. The Bill Foley-led management team seeks to implement Mr. Foley’s “value creation playbook” and is responsible for the growth of publicly traded companies with a collective market capitalization of approximately $139 billion as of December 31, 2020. The Company and its management are primarily engaged in managing and operating the diversified businesses of its subsidiaries and not in investing, reinvesting, owning, holding, or trading securities.
As of December 31, 2020, the Company’s primary holdings included ownership interests in: (i) Dun & Bradstreet Holdings, Inc. (“DNB”), a leading global provider of business decisioning data and analytics; (ii) Optimal Blue Holdco, LLC (“Optimal Blue”), a leading provider of secondary market solutions and actionable data services; (iii) AmeriLife Group, LLC (“AmeriLife”), a national leader in the development, marketing and distribution of life and health insurance, annuities and retirement-planning solutions; (iv) O’Charley’s Holdings, LLC (“O’Charley’s”) and 99 Restaurants Holdings, LLC (“99 Restaurants” and, together with O’Charley’s and certain other restaurant industry assets, the “Restaurant Business”); (v) Ceridian HCM Holding Inc. (“Ceridian”), a global human capital management software company; and (vi) various other equity and debt investments primarily in the real estate, financial services and healthcare technology industries.
Corporate Structure
The Company conducts its business through its wholly-owned subsidiary Cannae Holdings, LLC (“Cannae LLC”). The Board oversees the management of the Company, its subsidiaries and their businesses, and the performance of Trasimene Capital Management, LLC (the “Manager”). During the fiscal year ended December 31, 2019, the Company transitioned to an externally managed structure (such externalization of certain management functions, the “Externalization”). In connection with the Externalization, the Company, Cannae LLC and the Manager entered into a Management Services Agreement (as amended to the date hereof, the “MSA”) whereby the Manager provides certain corporate management and investment advisory services (as more fully described below).

DNB. Cannae LLC owns 100% of the member interests in DNB Holdco, LLC (“DNB Holdco”), which owns the Group’s interest in DNB. As of December 31, 2020, DNB Holdco owned approximately 17.8% of DNB’s common stock, which had a market value of approximately $1.908 billion. In connection with DNB’s initial public offering in July 2020, a consortium of large investors (including the Company) who collectively own a majority of the outstanding common stock of DNB entered into an agreement pursuant to which the parties thereto agreed for a period of three years to vote together all of their respective shares in all matters related to the election of directors, including to elect five named individuals to DNB’s board (the board has a total of nine directors) (the “DNB Governance Arrangement”). Mr. Foley is the Chair of the DNB board and Mr. Massey is a director. As a result of the DNB Governance Arrangement, the Company has shared control over the appointment of a majority of the DNB board because five of the nine directors can be elected only with the joint approval of the Company. The Company, through its representation on the DNB board, the DNB Governance Arrangement and regular participation of Company officers and directors in the management of DNB, is actively involved in managing DNB’s business. DNB is a “majority-owned subsidiary” of the Company for purposes of its 40% Test (as defined below).
Optimal Blue. As of December 31, 2020, Cannae LLC owned approximately 20% of the member interests in Optimal Blue, which had a fair value of approximately $289 million. In connection with the acquisition of Optimal Blue by a subsidiary of Black Knight, Inc. (“BK”) and other investors (including the Company) in September 2020, the limited liability company agreement of Optimal Blue was amended to state that the board of managers would consist of 10 votes, with Cannae LLC entitled to two votes (the “Cannae Votes”), BK entitled to six votes (the “BK Votes”) and another investor entitled to two votes. Concurrently, BK and Cannae LLC entered into an agreement pursuant to which BK and Cannae LLC agreed to jointly appoint managers controlling three of the six BK Votes, resulting in Cannae LLC having sole or shared control over the appointment of managers controlling five of 10 votes on the board (the “OB Governance Arrangement”). David Ducommun, President of the Company, serves as Cannae LLC’s representative on the board controlling the Cannae Votes. The Company, through its representation on the Optimal Blue board, the OB Governance Arrangement and regular participation of Company officers and directors in the management of Optimal Blue, is actively involved in managing Optimal Blue’s business. Optimal Blue is a “majority-owned subsidiary” of the Company for purposes of its 40% Test.
AmeriLife. Cannae LLC owns 100% of the partnership interests in Cannae Holdings Investors (AmeriLife), L.P. (“CHI AmeriLife”). As of December 31, 2020, CHI AmeriLife owned approximately 20% of the member interests in AmeriLife, which had a fair value of approximately $121 million. In connection with the acquisition of AmeriLife by a group of investors (including the Company) in March 2020, the limited liability company agreement of Accelerate Topco Holdings, LLC (“Accelerate”), the parent of AmeriLife, was amended to state that the board of managers would consist of six managers, including one manager designated by the Company and two managers jointly designated by the Company and another large investor. As a result, the Company has sole or shared control over the appointment of three of six managers on the board (the “AmeriLife Governance Arrangement,” and, together with the DNB Governance Arrangement and the OB Governance Arrangement, the “Governance Arrangements”). Mr. Foley is a manager of Accelerate. The Company, through its representation on the Accelerate board, the AmeriLife Governance Arrangement and regular participation of Company officers and directors in the management of Accelerate and AmeriLife, is actively involved in managing AmeriLife’s business. Accelerate is a “majority-owned subsidiary” of the Company for purposes of its 40% Test.
The Restaurant Business. Cannae LLC owns 100% of the member interests in RG Group Holdco, LLC (“RG Holdco”), which owns the Group’s interest in the Restaurant Business. As of December 31, 2020, RG Holdco owned an approximate 65.4% interest in O’Charley’s, an approximate 88.5% interest in 99 Restaurants and a 100% interest in certain other restaurant industry assets. As of December 31, 2020, the fair value of the Restaurant Business was approximately $145 million. The Company, through its ownership of a majority of relevant voting securities, controls the Restaurant Business and is actively involved in managing it. O’Charley’s, 99 Restaurants and the other components of the Restaurant Business are each a “majority-owned subsidiary” of the Company for purposes of its 40% Test.
Ceridian. In 2007, the Company’s predecessor, Fidelity National Financial, Inc. (“FNF”), along with a partner, acquired Ceridian for approximately $5.3 billion. Over the next ten plus years, largely through Mr. Foley’s significant investments of time and efforts on behalf of FNF/Cannae and as a long-term director of Ceridian, Ceridian was transformed from a legacy mainframe business model to a modern cloud-based “software as a service” business model through both strategic acquisitions and identification and hiring of new management. Ceridian closed its initial public offering in 2018. Pursuant to a voting agreement with another large investor in Ceridian similar to the Governance Arrangements, the Company had shared control over the appointment of at least 50% of the board of Ceridian until 2019.
As of December 31, 2020, the Group owned approximately 9.4% of the outstanding common stock of Ceridian, which had a market value of approximately $1.492 billion. As of that date, DNB Holdco held approximately $775 million of Ceridian stock and CHI AmeriLife held approximately $65 million of Ceridian stock. The remainder (approximately $652 million) was held by certain subsidiaries of Cannae LLC. Ceridian is not a “majority-owned subsidiary” of the Company for purposes of its 40% Test as of December 31, 2020.
Other Assets. As of December 31, 2020, Cannae LLC owned controlling interests in other subsidiaries (which are “majority-owned subsidiaries” of the Company for purposes of its 40% Test) valued at approximately $33 million, and owned non-controlling interests in other assets valued at approximately $457 million (which are not “majority-owned subsidiaries” of the Company for purposes of its 40% Test).
SPACs. In 2020, the Company made investments in the sponsors of, and forward purchase commitments to purchase equity of, three special purpose acquisition companies (“SPACs”), which are companies formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company believes that SPACs present a unique opportunity for companies to partner with sponsors who provide invaluable industry, operational and capital market experience and that investments in these SPACs sponsored or co-sponsored by the Manager and led by Mr. Foley provide an opportunity for the Company to participate in the growth and transformation of businesses with compelling characteristics similar to other of the Company’s prior investments.

Two of these SPACs recently completed their business combinations with Paysafe Limited, a leading integrated payments platform (“Paysafe”), and Alight, Inc., a leading cloud-based provider of integrated digital human capital and business solutions (“Alight”). Mr. Foley is Chairman of each of Paysafe and Alight, and Mr. Massey is a director of Alight. The Company or Cannae LLC is a party to voting agreements with other large investors in Paysafe and Alight similar to the Governance Arrangements whereby the Company has sole or shared control over the appointment of at least 50% of the board of the respective company, and Mr. Foley and other members of the Company’s management team are actively involved in managing Paysafe’s and Alight’s businesses. As of June 30, 2021, Cannae LLC directly owned approximately 6.9% of the outstanding common stock of Paysafe, which had a market value of approximately $602 million. As of July 6, 202123, Cannae LLC directly owned approximately 8.7% of the outstanding common stock of Alight, which had a market value of approximately $413 million. The Company, through its representation on the Paysafe and Alight boards, the related governance arrangements and regular participation of Company officers and directors in the management of Paysafe and Alight, will be actively involved in managing these businesses.
The Externalization
Pursuant to the MSA, certain services related to the management of the Company are conducted by the Manager through the authority delegated to it in the MSA and in accordance with the operational objectives and business plans approved by the Company’s Board. Subject at all times to the supervision and direction of the Board, the Manager is responsible for, among other things, (a) managing the day-to-day business and operations of the Group, (b) evaluating the financial and operational performance of the Group and the Company’s other assets, (c) providing a management team to serve as executive officers of the Group, (d) providing investment advice as requested from time to time by the Group and (e) performing (or causing to be performed) any other services for and on behalf of the Group customarily performed by executive officers and employees of a public company.
Pursuant to the MSA, Cannae LLC will pay the Manager a quarterly management fee equal to 0.375% (1.5% annualized) of the Company’s cost of invested capital (as defined in the MSA) as of the last day of each fiscal quarter, payable in arrears in cash, as may be adjusted pursuant to the terms of the MSA (the “Management Fee”). Cannae LLC will be responsible for paying costs and expenses relating to the Company’s business and operations and will reimburse the Manager for documented expenses of the Manager incurred on the Company’s behalf, including any costs and expenses incurred in connection with the performance of the services under the MSA.
In addition, pursuant to the Amended and Restated Operating Agreement of Cannae LLC (the “Operating Agreement”), while the MSA is in effect, so long as Cannae LLC’s profits with respect to a liquidity event (sale or other disposition) involving an investment (as defined in the Operating Agreement) exceed an annualized hurdle rate of 8%, Cannae LLC will pay carried interest with respect to such investment to the Manager. Generally, where such hurdle is satisfied, carried interest will be paid to the Manager in an amount equal to between 15-20% of the profits on such investment (the “Profits Interest”). The Company will approve the calculation of any Profits Interest payments to be made by Cannae LLC to the Manager.
23 Alight’s business combination closed on July 2, 2021 and Alight began publicly trading on July 6, 2021.

Legal Analysis
Under Section 3(a)(1)(A) of the Act, the Company may be deemed an investment company if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Primarily Engaged Test”).
Under Section 3(a)(1)(C) of the Act, the Company may be deemed an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities24 having a value25 exceeding 40% of the value of its total assets (exclusive of Government securities26 and cash items27) on an unconsolidated basis (the “40% Test”).
Notwithstanding Section 3(a)(1)(C), pursuant to Section 3(b)(1) of the Act, the Company would not be deemed an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities (the “3(b)(1) Exemption”).
The 40% Test
Because the Company is actively involved in managing the businesses of DNB, Optimal Blue, AmeriLife and the Restaurant Group and in light of the Governance Arrangements, for purposes of the 40% Test the Company treats each as a majority-owned subsidiary and therefore does not treat its investments therein as investment securities.
The Company notes that each Governance Arrangement grants the Company or Cannae LLC sole or shared control over the appointment of individuals controlling at least 50% of the votes on the board of directors or managers, as applicable. Therefore, the Company jointly owns or controls at least 50% of the voting securities of each of DNB, Optimal Blue and Accelerate (and therefore, indirectly, AmeriLife). The Staff of the Securities and Exchange
24 “Investment securities” are defined in Section 3(a)(2) of the Act as all securities except (A) Government securities (as defined below), (B) securities issued by employees’ securities companies (as defined in the Act) and (C) securities issued by “majority-owned subsidiaries” of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or (7) of the Act. A “majority-owned subsidiary” of a person means a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which is a majority-owned subsidiary of such person. “Voting security” means any security presently entitling the owner or holder thereof to vote for the election of directors of a company. “Director” means any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.
25 For purposes of Section 3 of the Act, “value” means: (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.
26 For purposes of the Act, “Government security” means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.
27 For purposes of the Act, “cash items” are generally limited to cash, coins, demand deposits with banks, timely checks of others (which are orders on banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, travelers checks and letters of credit. In addition, depending on the facts, short-term certificates of deposit and other short-term bank instruments and obligations and shares of money market mutual funds may be considered cash items. See Rule 3a-1 Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Investment Company Determination Under the 1940 Act: Exemptions and Exceptions, Robert H. Rosenblum, 2nd ed. at pp. 148-149 (“Rosenblum”).

Commission (the “SEC”) has acknowledged that for purposes of determining whether a company is a majority-owned subsidiary under the Act, voting control need not be held by reason of the ownership of securities but rather may arise under a voting agreement, and has allowed a company to treat another as a majority-owned subsidiary when the company owned less than a majority of the subsidiary’s voting securities but had entered into a voting agreement with another shareholder so that the company had at least 50% of the total voting power of the subsidiary.28
Furthermore, in similar contexts the SEC has acknowledged the use of shared voting agreements similar to the Governance Arrangements. For example, the SEC granted an order under Section 3(b)(2) of the Act29 to a company (that was concerned it may fail the 40% Test) that owned approximately 24.6% of another’s outstanding common stock and that entered into a shared voting agreement with another shareholder (that owned approximately 33.7% of the stock) in which both parties jointly had the power to elect all of the company’s directors, and the chairman of the applicant was the chairman of the subsidiary company.30
Because the 40% Test is performed on an unconsolidated basis, each subsidiary of the Company must be analyzed separately up the ownership chain. The value of a subsidiary that passes the 40% Test generally is treated as “good” (i.e., the securities issued by such subsidiary are not investment securities) for purposes of its parent’s 40% Test. Conversely, the value of a subsidiary that fails the 40% Test generally is treated as “bad” (i.e., the securities issued by such subsidiary are investment securities) for purposes of its parent’s 40% Test.
As of December 31, 2020, assuming the Group’s interests in (i) DNB, Optimal Blue, AmeriLife and the Restaurant Group are good assets and (ii) Ceridian are bad assets for purposes of the 40% Test, the market or fair value (as applicable) of members of the Group is as follows (all amounts in $000,000s):
28 See, e.g., Pengrowth Energy Trust, SEC No-Action Letter (Jan. 27, 2000) and Farley, Inc., SEC No-Action Letter (Apr. 15, 1988).
29 Section 3(b)(2) states that notwithstanding Section 3(a)(1)(C), an issuer will not be deemed an investment company if the SEC, upon application, finds it to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.
30 Raymond Industries Inc., 1940 Act Release No. 13213 (May 4, 1983) (Order) and 1940 Act Release No. 13139 (Apr. 5, 1983) (Notice). See also Dimensional Fund Advisors Inc., 1940 Act Release No. 21527 (Nov. 21, 1995) (Order) and 1940 Act Release No. 21452 (Oct. 25, 1995) (Notice), wherein the SEC granted an order under Section 2(a)(9) of the Act stating that an individual who owned 24.9% of the outstanding voting securities, and was a senior executive, of a registered investment adviser controlled (for purposes of Section 2(a)(9)) the adviser as a result of voting agreements requiring certain shareholders to vote their shares in the election of directors in favor of the individual and another senior executive (who owned 36.1% of the adviser) and such other persons as the two principals jointly designated. The voting agreements effectively required the two principals to act in concert to exercise their voting control and gave them joint control over approximately 85% of the vote in the election of directors of the adviser.

	Value	%
DNB Holdco
DNB	$1,908	71%
Ceridian	775	29%
Total	2,683	100%
CHI AmeriLife
AmeriLife	121	65%
Ceridian	65	35%
Total	186	100%
Optimal Blue	289	N/A
Restaurant Group	145	N/A
Other Majority-Owned Subsidiaries	33	N/A
Other Ceridian	652	N/A
Other Investment Securities	457	N/A

As of December 31, 2020, for purposes of the 40% Test, the Company held approximately $4.445 billion of total assets (exclusive of Government securities and cash items). All of the Company’s interests in the Group are held through its 100% interest in Cannae LLC. Based on the values above, as of December 31, 2020 Cannae LLC held approximately $3.336 billion of good assets, or approximately 75% of the total, and therefore Cannae LLC was not an investment company under the 40% Test. Since Cannae LLC is a majority-owned subsidiary of the Company and comprises 100% of the Company’s total assets (exclusive of Government securities and cash items), the Company also was not an investment company under the 40% Test.31
The Primarily Engaged Test
The Company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities.
In determining whether a company is engaged primarily in an investment company business, the SEC and courts historically have considered the following five factors (the “Tonopah Factors”): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.32 Generally, the last two factors have been considered
31 As of June 30, 2021, Cannae LLC’s percentage of good assets was approximately 80% and therefore it and the Company were not investment companies under the 40% Test as of that date.
32 See Tonopah Mining Company of Nevada, 26 S.E.C. 426, 427 (1947) and Rosenblum at p. 69.

the most important33, although all facts and circumstances should be analyzed, and the other factors may, depending on the circumstances, outweigh the asset and/or income tests.34
Historical Development – On November 17, 2017, FNF redeemed each outstanding share of its Fidelity National Financial Ventures, Inc. subsidiary’s common stock for one share of common stock of the Company, a newly formed entity (the “Split-Off”). In conjunction with the Split-Off, FNF contributed to the Company its portfolio of investments unrelated to its primary title insurance and related operations, which included majority and minority equity investment stakes in a number of entities and certain fixed income investments. On November 20, 2017, the Company’s common stock began trading on The New York Stock Exchange under the “CNNE” stock symbol.
Among other goals, the Split-Off was intended to allow the two separate publicly traded companies to be able to focus on each of their respective businesses, more effectively pursue and implement each of their own distinct operating priorities, allocate capital and corporate resources in a manner that focused on achieving each company’s own strategic priorities and pursue each company’s unique opportunities for long-term growth and profitability. From the beginning of its existence, as stated in the FNF proxy statement that was sent to shareholders to seek approval for the Split-Off, the Company was designed as “a holding company, and after the Split-Off will be engaged in actively managing and operating a group of companies and investments….”35 The Company’s development has consistently focused on acquiring and managing quality companies that are well-positioned in their respective industries, run by best in class management teams in industries that have attractive organic and acquired growth opportunities.36 The Company is a long-term holder and operator of its subsidiaries, and was never intended to be, and is not, an investment company or trading vehicle. For example, the Company (together with its predecessor) has held its Restaurant Group for 12 years, Ceridian for 14 years and various other investments (both controlled and non-controlled) for as long as 15 years.
Public Representations of Policy – Since its formation, the Company has consistently held itself out as a long-term owner and operator of its subsidiaries. The Company has never held itself out as an investment company or trading vehicle. As stated in the Company’s Form 10-K filed on February 26, 2021, “[w]e are engaged in actively managing and operating a group of companies and investments, as well as making additional majority and minority equity portfolio investments in businesses, in order to achieve superior financial performance and maximize the value of these assets…. Fundamentally, the Company seeks to take meaningful equity ownership stakes where we have an ability to control or significantly influence quality companies…. Our management team has a proven track record of growing industry-leading companies and we actively interact with and support management of our portfolio companies, directly or through our board of directors, to ultimately provide value for our shareholders (emphasis added).”37
33 See Rosenblum at p. 70.
34 See, e.g., SEC v. National Presto Industries, 2007 U.S. App. LEXIS 11345 (7th Cir. 2007).
35https://www.sec.gov/Archives/edgar/data/0001704720/000104746917006451/a2233578z424b3.htm#cc43801_splitco (the “Split-Off Proxy”) at p. 4.
36 See Split-Off Proxy at p. 5.
37https://www.sec.gov/ix?doc=/Archives/edgar/data/1704720/000170472021000024/cnne-20201231.htm#ibe25feeeb342407abdccdfdd3505f369_13 at p. 1.

Activities of Officers and Directors – The Company’s officers and directors are engaged continuously with management at its various subsidiaries regarding operational issues including, as described above, serving on the boards of various Group businesses (including DNB, Optimal Blue, AmeriLife, the Restaurant Group, Paysafe and Alight). Company management works with the subsidiaries to implement Mr. Foley’s “value creation playbook” to improve operating performance and create value for Company shareholders. Of course, from time to time these individuals will be involved in merger and acquisition activities, but this work is in the context of strategic transactions to improve operating business performance and shareholder value, not the trading of securities for profit.
Nature of Present Assets and Sources of Present Income – In considering the nature of a company’s present assets and the sources of its present income, the SEC has stated that generally, if a company has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business.38
As noted above in the discussion of the Company’s 40% Test, as of December 31, 2020 and June 30, 2021, approximately 25% and 20%, respectively, of Cannae LLC’s total assets (exclusive of Government securities and cash items) consisted of investment securities, with the remainder consisting of interests in majority-owned or controlled operating subsidiaries.
For the fiscal year ending December 31, 2020, the Group’s total consolidated after-tax income was approximately $1.786 billion, of which approximately $1.616 billion, or approximately 90.4%, was attributable to investment securities. However, of this approximately $1.616 billion of after-tax “bad income,” approximately $1.456 billion (approximately 90.1%) was attributable to (i) recognized but unrealized gains from the Company’s holdings in Ceridian, which pursuant to GAAP are recorded in the Company’s financial statements on a mark-to-market basis, and (ii) the recognized gains from sales of Ceridian stock. In the first quarter of 2020, the Company changed its accounting for its investment in Ceridian from the equity method of accounting to accounting at fair value. Such change resulted in significant recorded gains both upon the change in the first quarter and upon marking the investment to fair value in the second through fourth quarters.
If after-tax gains attributable to Ceridian are excluded, approximately 45.6% of the Group’s consolidated after-tax income for the fiscal year ending December 31, 2020 was attributable to investment securities. If after-tax income attributable to recognized but unrealized gains or losses on the Company’s other investment securities are also excluded, approximately 31.2% of the Group’s consolidated after-tax income for the fiscal year ending December 31, 2020 was attributable to investment securities.39
As described above, Ceridian, whose stock has appreciated significantly in recent years, was previously a majority-owned subsidiary of the Company for purposes of the 40% Test but ceased to be so in 2019 as a result of sales by
38 See, e.g., Rule 3a-l Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Financial Funding Group, Inc., SEC No-Action Letter (Mar. 3, 1982).
39 A similar analysis for the fiscal year ending December 31, 2019 is complicated by the fact that the Group’s majority-owned subsidiaries suffered significant after-tax net losses of approximately $209 million, with after-tax income of approximately $287 million attributable to investment securities. Of this approximately $287 million of bad income, approximately $283 million, or approximately 99%, was attributable to Ceridian.

the Company and other investors who were parties to a voting agreement that gave the Company shared control over the Ceridian board if the parties held certain percentages of outstanding Ceridian common stock. The Company is selling down its Ceridian position, taking into account market conditions and the Company’s need for cash, in order to maximize value for shareholders. The success of the Ceridian investment has led to substantial unrealized gains in 2020 (recorded as income in accordance with GAAP) as well as realized gains from the sales, but the Company does not believe that such success should hurt the Company in connection with this analysis. In fact, given its size relative to other Group assets, failure to reduce the Ceridian position would pose substantial diversification risk to the Company and its shareholders. In addition, the Company notes that many of its majority-owned subsidiary businesses had net losses in 2020, in large part due to the impact of Covid, which increased the relative weight of the Ceridian-derived income.
The SEC has issued exemptive orders under Section 3(b)(2) of the Act (which also looks to the Tonopah Factors) to companies that derive more than 45% of their after-tax income from investment securities when the surrounding facts and circumstances have warranted issuing such an order.40 The Company believes that the facts surrounding its Ceridian investment (i.e., that Ceridian used to be a majority-owned subsidiary, that it appreciated greatly in value, that many of the Company’s majority-owned subsidiaries had net losses in 2020 due to Covid and that the Company passes the 40% Test even considering the investment) lead to the conclusion that its failure to pass the 45% income test should not result in the Company being deemed to fail the Primarily Engaged Test.
The Externalization – The SEC Staff’s comment states that the Company’s arrangements with the Manager, including the fees paid to the Manager, appear to resemble those associated with investment funds. The Company notes that its externalized management structure is similar to that used by other non-investment diversified holding companies and real estate investment trusts. Furthermore, while the Manager is now a registered investment adviser and currently provides investment advisory services pursuant to the MSA, at the time of the Externalization the Manager was not so registered and provided solely corporate management and administrative services, which are not unique to investment funds. In fact, in the list of services provided by the Manager pursuant to the MSA, investment advice is only one small component.41 Finally, many operating companies hire investment advisers to assist with certain aspects of their operations. While the Manager in the past has assisted with strategic merger and acquisition transactions by the Company, this fact alone does not lead to the conclusion that the Company is an investment company, as it is commonplace for diversified holding companies like the Company to engage in the strategic buying and selling of subsidiaries from time to time.
40 See, e.g., American Trading and Prod. Corp., 1940 Act Release No. 13228 (May 10, 1983) (Order) and 1940 Act Release No. 13159 (Apr. 13, 1983) (Notice).
41 Section 3.1(b) of the MSA provides that the Manager’s services include but are not limited to: (1) establishing and maintaining books and records of the Group; (2) recommending to the Board changes or other modifications in the capital structure of companies in the Group; (3) recommending to the Board the engagement of or, if approval is not otherwise required, engaging agents, consultants or other third party service providers to the Group, including accountants, lawyers or experts; (4) maintaining the Group’s property and assets; (5) managing or overseeing litigation, administrative or regulatory proceedings, investigations or any other reviews of the Group’s business or operations that may arise in the ordinary course of business; (6) establishing and maintaining appropriate insurance policies with respect to the Group’s business and operations; (7) recommending to the Board the payment of dividends or other distributions; (8) attending to the timely calculation and payment of taxes payable, and the filing of all taxes return due, by the Group; (9) making loans to, or arranging loans on behalf of, the Group; and (10) providing investment advice as requested from time to time by companies in the Group.

The Management Fee and Profits Interest do bear a resemblance to fees paid by certain investment funds to their managers. However, that fact alone does not outweigh the conclusions reached under the 40% Test and the Primarily Engaged Test that the Company is not an investment company. There is no legal prohibition on a non-investment operating company paying fees akin to the Management Fee and Profits Interest, and the Company is not aware of any SEC guidance that would make such fees problematic absent other indicia of investment company activity.
The 3(b)(1) Exemption
Even if the Company were deemed an investment company under the 40% Test, it believes it qualifies for the 3(b)(1) Exemption.42 In determining whether a person is eligible for the 3(b)(1) Exemption, the SEC and courts typically look to the Tonopah Factors.43 For the reasons mentioned above in the discussion of the Primarily Engaged Test, the Company believes it is primarily engaged in managing and operating the diversified businesses of its majority-owned subsidiaries and therefore is not an investment company.

2.Please tell us how you considered the guidance in Rule 5-03 of Regulation S-X in presenting an additional profit subtotal between paragraphs 10 and 11 -- earnings from continuing operations before equity in earnings (losses) of unconsolidated affiliates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered all requirements of Rule 5-03 of Regulation S-X and notes that it presents all applicable financial statement line items prescribed by such standard in its statements of operations. Similar to the customary practice of many operating companies which present a subtotal for ‘Operating income’ prior to separately listing non-operating income and expenses prescribed by paragraphs 7 – 9 of Rule 5-03, the Company has, as a matter of preference and historical practice of its predecessor, presented a subtotal for earnings after income taxes and before application of earnings or losses from unconsolidated affiliates.

3.Please disclose your accounting policy for classifying distributions from investments in unconsolidated affiliates as operating or investing activities. Also, disclose the nature of the cash proceeds classified within operating activities and investing activities for each period presented. Refer to ASC 230-10-45-21D.

The Company acknowledges the Staff’s comment and proposes to add the following accounting policy disclosure to the notes to its financial statements included in its Form 10-Q for the quarter ending June 30, 2021 and Form 10-K for the year ending December 31, 2021:

“Distributions from Unconsolidated Affiliates

We classify distributions received from unconsolidated affiliates in our statements of cash flows using the cumulative earnings approach. Under the cumulative earnings approach, distributions are considered returns on investment and classified as cash inflows from operating activities unless the Company’s cumulative distributions
42 The SEC has stated that, unless a person holds itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities, a determination under Section 3(b) that a person is primarily engaged in a non-investment company business also necessarily is a determination that the person is not an investment company under the Primarily Engaged Test. See, e.g., Managed Futures Ass’n, SEC No-Action Letter (July 15, 1996).
43 Id. See also Rosenblum at p. 158 and footnote 15 therein.

from an investee received in prior periods exceed the cumulative equity in earnings of such investee. When cumulative distributions from an investee exceed cumulative equity in earnings of the investee, such excess is considered a return of investment and is classified as a cash inflow from investing activities.”

The Company also proposes to enhance the following disclosure from Note A to its Form 10-K for the year ending December 31, 2020 (addition emphasized) by adding such disclosure in its entirety to the footnotes to its financial statements for the year ending December 31, 2021:

“In November 2020 and December 2020, we received an aggregate of $198.6 million of distributions from the Senator JV. $25.8 million of such distributions represented the return of our deposit previously held by the Senator JV and the remainder resulted from the Senator JV's sales of CoreLogic Shares. Using the cumulative earnings approach, $126.4 million of the distributions resulting from the Senator JV’s sales of CoreLogic Shares are considered a return on our investment in the Senator JV and are classified as cash inflows from operating activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2020.”

4.You omit the internal control over financial reporting language from the introductory portion of paragraph 4 of your Section 302 certifications, as well as paragraph 4(b). This language was required beginning with your first annual report that contained management’s report on internal control over financial reporting and continues to be required in the Section 302 certifications of all periodic reports filed thereafter. Please make the appropriate revisions. Refer to the guidance in Question 246.13 of the Division’s Compliance and Disclosure Interpretations for Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has amended its Form 10-Q for the fiscal quarter ended March 31, 2021 to include as exhibits revised Section 302 certifications that include the previously inadvertently omitted internal control over financial reporting language from the introductory portion of paragraph 4, as well as paragraph 4(b).

In connection with the above-referenced filings by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 10-K and the 10-Q; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments concerning the forgoing to Alan A. Lanis, Jr., Esq. at Polsinelli PC, at (310) 203-5343. Thank you.
Sincerely,

Cannae Holdings, Inc.
/s/ Bryan D. Coy,
Chief Financial Officer